September 24, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Christine Westbrook

Ms. Dorrie Yale

Re:	Urovant Sciences Ltd. (the “Company”)

Registration Statement on Form S-1 (File No. 333-226169)

Acceleration Request

Requested Date:	Wednesday, September 26, 2018
Requested Time:	4:00 p.m. Eastern Daylight Time

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Eastern Daylight Time, on September 26, 2018, or as soon thereafter as is practicable, or at such later time as the Company may orally request.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated September 17, 2018, through the date hereof:

Preliminary Prospectus dated September 17, 2018:

1,951 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Ben Burdett
Name: Ben Burdett Title: Managing Director

JEFFERIES LLC

By:	/s/ Charles Glazer
Name: Charles Glazer Title: Senior Vice President

COWEN AND COMPANY, LLC

By:	/s/ Jason Fenton
Name: Jason Fenton Title: Managing Director

[Signature Page to Underwriter Acceleration Request]